Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Second Quarter 2019 Results

Continued strong revenue growth: Q2 revenues of $10 million, up 52% year-over-year;
Expects full year revenues of over $43 million

Netanya, Israel, August 21, 2019 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the period ended June 30, 2019.

Highlights of the second quarter of 2019
•	Revenues surpass $10 million, up 52% year-over-year;
•	Expects full year 2019 revenue to surpass $43 million, representing over 54% year-over-year growth;
•	Stable gross margin at 36%;
•	RADA’s ongoing investments in R&D and in its US presence bearing significant fruits;
•	Q2-end net cash of $15 million.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “The market for our tactical radars is converting from the initial stage to the growth stage and is trending towards an inflection point, as demonstrated by our substantial revenue growth. We continue to invest in R&D to strengthen our leading position in this market and to capitalize on the significant growth opportunities ahead of us. We are building up our US entity with the goal of production readiness by the end of this year. Alongside the US market, we see very strong momentum coming from additional markets such as Israel, Europe and others. Accordingly, we recently increased our revenue guidance to over $43 million for the year, up over 54% versus last year.”

2019 Second Quarter Summary

Revenues totaled $10 million in the quarter, compared with revenues of $6.6 million in the second quarter of 2018, an increase of 52%.

Gross profit totaled $3.6 million in the quarter (36% of revenues), an increase of 51% compared to gross profit of $2.4 million in the second quarter of 2018 (36% of revenues).

Operating loss was $0.8 million in the quarter compared to operating income of $0.1 million in the second quarter of 2018.

Net loss attributable to RADA’s shareholders in the quarter was $0.6 million, or $0.01 per share, compared to a net profit of $0.05 million, or $0.00 per share, in the second quarter of 2018.

As of June 30, 2019, RADA had net cash and cash equivalents of $15 million compared to $21 million as of year-end 2018, reflecting ongoing investments and higher inventory levels to support increased expected revenues in upcoming quarters.

2019 First Half Summary

Revenues totaled $18.7 million in the first half, compared with revenues of $12.6 million in the first half of 2018, an increase of 49%.

Gross profit totaled $6.7 million in the first half (or 36% of revenues), an increase of 48% compared to gross profit of $4.6 million in the first half of 2018 (or 36% of revenues).

Operating loss was $1.4 million in the first half compared to operating income of $0.3 million in the first half of 2018.

Net loss attributable to RADA’s shareholders in the first half was $1.0 million, or $0.03 per share, compared to a net profit of $0.3 million, or $0.01 per share, in the first half of 2018.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-281-1167; UK 0-800-051-8913; Israel 03-918-0685 and International +972-3-918-0685.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2019	December 31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,949	$20,814
Restricted cash	380	422
Trade receivables (net of allowance for doubtful accounts of $1.5 at June 30, 2019 and December 31, 2018)	14,263	13,382
Contract assets	1,396	899
Other receivables and prepaid expenses	1,554	506
Inventories	16,065	11,244
Current assets related to discontinued operations	-	1,524

Total current assets	48,607	48,791

LONG-TERM ASSETS:
Long-term receivables and other deposits	77	79
Property, plant and equipment, net	5,188	4,632
Operating lease right-of-use asset	1,904	-
Total long-term assets	7,169	4,711

Total assets	$55,776	$53,502

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,685	$5,650
Other accounts payable and accrued expenses	3,685	3,842
Advances from customers, net	867	727
Contract liabilities	554	366
Operating lease short-term liabilities	882	-
Current liabilities related to discontinued operations	-	366

Total current liabilities	11,673	10,951

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	740	690
Operating lease long-term liabilities	1,022	-
Total long-term liabilities	1,762	690

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2019 and December 31, 2018; Issued and outstanding: 38,067,024 at June 30, 2019 and 37,516,891 at December 31, 2018.	390	386
Additional paid-in capital	120,622	118,568
Accumulated other comprehensive income	-	220
Accumulated deficit	(78,010)	(76,961)

Total RADA shareholders’ equity	43,002	42,213
Non-controlling interest	(661)	(352)
Total equity	42,341	41,861
Total liabilities and equity	$55,776	$53,502

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)				Audited

Revenues	$18,714	$12,596	$10,027	$6,576	$28,032

Cost of revenues	11,975	8,037	6,441	4,196	17,914

Gross profit	6,739	4,559	3,586	2,380	10,118

Operating expenses:
Research and development	3,040	1,284	1,674	692	3,092
Marketing and selling	1,870	1,284	988	650	2,860
General and administrative	3,230	1,682	1,767	934	4,001
Net loss from sale of fixed assets	-	-	-	-	103
Total operating expenses:	8,140	4,250	4,429	2,276	10,056
Operating income (loss)	(1,401)	309	(843)	104	62

Other financial (expenses) income, net	43	3	1	(4)	119
Net income (loss) from continuing operations	(1,358)	312	(842)	100	181

Net loss from discontinued operations	-	97	-	88	404
Net income (loss)	(1,358)	215	(842)	12	(223)
Net loss attributable to non-controlling interest	309	55	278	39	386
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,049)	$270	$(564)	$51	$163
Basic net income (loss) from continuing operations per ordinary shares	$(0.03)	$0.01	$(0.01)	$0.00	$0.02
Diluted net income (loss) from continuing operations per Ordinary share	$(0.03)	$0.01	$(0.01)	$0.00	$0.02
Basic and diluted net loss from discontinued operations per ordinary share	$0.00	$0.00	$0.00	$0.00	$(0.01)
Basic net income (loss) per ordinary share	$(0.03)	$0.01	$(0.01)	$0.00	$0.01
Diluted net income (loss) per ordinary share	$(0.03)	$0.01	$(0.01)	$0.00	$0.01
Weighted average number of ordinary shares used for computing basic net income per share	38,017,281	32,745,620	38,067,024	32,885,141	33,184,570
Weighted average number of ordinary shares used for computing diluted net income per share	38,570,290	33,269,376	38,680,072	33,314,361	33,716,931

In February 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; and ASU 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted the new standard on the first day of fiscal 2019. The Company used the modified retrospective transition approach with the effective date as the date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 2019. The new standard provides several optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits us not to reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The adoption of the standard resulted in a material effect on the Company’s financial statements with a balance sheet recognition of additional lease assets and lease liabilities of approximately $1.9 million as of June 30, 2019.